UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
____________________

MIRAMAR LABS, INC.
(Name of Subject Company)

MIRAMAR LABS, INC.
(Name of Person(s) Filing Statement)
____________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)
____________________

604656108
(CUSIP Number of Class of Securities)
____________________

R. Michael Kleine
Chief Executive Officer
Miramar Labs, Inc.
2790 Walsh Avenue
Santa Clara, California 95051
(408) 579-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
____________________

With copies to:

Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	R. Michael Kleine Chief Executive Officer Miramar Labs, Inc. 2790 Walsh Avenue Santa Clara, California 95051 (408) 579-8700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 12, 2017, Miramar Labs, Inc., a Delaware corporation (“Miramar Labs”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Sientra, Inc., a Delaware corporation (“Sientra”), and Desert Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Sientra (“Purchaser”), pursuant to which Purchaser will commence a cash tender offer to acquire all of the outstanding shares of Miramar Labs’ common stock (the “Offer”) for a purchase price of (i) $0.3149 per share, in cash, without interest (the “Cash Portion”) and (ii) the contractual right (a “CVR”), pursuant to the Contingent Value Rights Agreement in the form attached as Annex II to the Merger Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any applicable withholding and upon the terms and subject to the conditions of the Merger Agreement. If successful, the Offer will be followed by a merger of Purchaser with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

(i)	Form of Email to Key Physician Advisors, first used on June 12, 2017 (Exhibit 99.1);

(ii)	Form of Email to Customers, first used on June 12, 2017 (Exhibit 99.2);

(iii)	Form of Email to Distributors, first used on June 12, 2017 (Exhibit 99.3);

(iv)	Customer FAQ, first used on June 12, 2017 (Exhibit 99.4);

(v)	Employee FAQ, first used on June 12, 2017 (Exhibit 99.5);

(vi)	Customer Service Talking Points, first used on June 12, 2017 (Exhibit 99.6);

(vii)	Sales Force FAQ, first used on June 12, 2017 (Exhibit 99.7);

(viii)	Sales Force Talking Points, first used on June 12, 2017 (Exhibit 99.8);

(ix)	Presentation re: the Offer and the Merger, first used on June 12, 2017 (Exhibit 99.9); and

(x)	Email from Miramar Labs CEO to Employees, first used on June 12, 2017 (Exhibit 99.10).

The information set forth under Items 1.01, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by Miramar Labs on June 12, 2017 (including all exhibits attached thereto) is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed acquisition, Sientra will commence a tender offer for all of the outstanding shares of Miramar Labs. The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Miramar Labs, nor is it a substitute for the tender offer materials that Sientra and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Sientra and its acquisition subsidiary will file tender offer materials on Schedule TO with the SEC, and Miramar Labs will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/ RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY MIRAMAR LABS’ STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to Miramar Labs’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Miramar Labs by phone at (408) 940-8700, or by visiting Miramar Labs’ website (www.miramarlabs.com). In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. MIRAMAR LABS’ STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

Cautionary Statement Regarding Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the expected timetable for completing the transaction and the potential effects of the acquisition on both Sientra and Miramar Labs, are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Forward-looking statements include statements that may relate to Sientra’s or Miramar Labs’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements with respect to Miramar Labs, see the discussion of risks and uncertainties in Miramar Labs’ annual report on Form 10-K for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2017 and other reports Miramar Labs files with the SEC, as well as the tender offer documents to be filed with the SEC by Sientra and its acquisition subsidiary and by Miramar Labs. The forward-looking statements contained in this document are made as of the date that the document is issued, and Miramar Labs undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Exhibit Index

Exhibit Number	Description

99.1	Form of Email to Key Physician Advisors, first used on June 12, 2017

99.2	Form of Email to Customers, first used on June 12, 2017

99.3	Form of Email to Distributors, first used on June 12, 2017

99.4	Customer FAQ, first used on June 12, 2017

99.5	Employee FAQ, first used on June 12, 2017

99.6	Customer Service Talking Points, first used on June 12, 2017

99.7	Sales Force FAQ, first used on June 12, 2017

99.8	Sales Force Talking Points, first used on June 12, 2017

99.9	Presentation re: the Offer and the Merger, first used on June 12, 2017

99.10	Email from Miramar Labs CEO to Employees, first used on June 12, 2017